FILE No. 82-2418
Rule 12g3-2 (b)

RECEIVED
2004 JUL 27 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035792

Grove Energy Limited

WPN Resources

SUPPL

Date: July 20, 2004 NEWS RELEASE

3rd Quarter Drilling and Independent GIIP numbers from Troy Ikoda report for P-G Gas Field, Slovenia

Vancouver, B.C. ......Grove Energy Limited ("Grove") (TSX-V: GRV) is pleased to advise that together with its partners, Nemmoco Slovenia Corporation ("Nemmoco") and Loon Energy Inc ("Loon")(TSX-V:LEY) that it intends to drill the D-14 appraisal well (45.1% Grove) in the Petisovsci-Dolina gas field in the Joint Venture Area ("JVA") in eastern Slovenia in late August 2004. Drilling is expected to take 4-5 weeks.

The primary objectives of the D-14 appraisal well are to demonstrate the continuity of the gas bearing horizons (pay zones); provide further data for the design and planning of an optimal field stimulation campaign (to mitigate well engineering uncertainties of previous wells) and to allow for the GIIP numbers detailed below to be translated into reserves pursuant to regulatory guidelines. The D-14 well will be drilled on the crest of the structure to a depth of 2,850 meters. The well location is adjacent to an existing well, D-3, which will need to be abandoned. In the event of commercial success, the well will be tied into infrastructure through existing flow lines.

A contract for the drilling rig has been awarded to Crosco, who have commenced mobilization to the JVA. Work on D-14 site preparation has commenced. Well drilling costs are estimated at US$2.85 million, and a further US$850,000 has been provided for well completion (includes 15% contingencies).

Pursuant to various agreements between Nemmoco and Loon, Grove has an obligation to spend not less than Euro 4 million within the next 12 months on an Agreed Work Program ("AWP"). The AWP shall consist of 1 well to be drilled in the Dolina area of the Petisovci-Dolina field and such other work as may be proposed by Grove and agreed by the Operating Committee. The AWP is designed to evaluate the Reservoirs below approximately 2,000 meters underlying the JVA that contains the Petisovci and Dolina fields. Grove has no economic interest in zones above the Reservoirs, which Loon and Nemmoco plan to drill via the PT-123 well for shallow oil prior to the rig being taken to D-14 site.

The AWP currently calls for drilling the D-14 well and will be expanded based upon the results and analysis of the D-14 well. Strategies currently under consideration for the AWP include a fracture stimulation campaign for suitable existing wells and D-14 and/or the drilling of new wells. This activity is scheduled to commence no later than 1st quarter of 2005. Final recommendations will be made by Grove Energy upon the interpretation and analysis of D-14 well results.

The D-14 well is being 100% funded by Grove as part of its AWP obligations. Upon the completion of the AWP, the respective interest of the partners in the Reservoirs will be:

Grove Energy	**48.75% ***
Loon Energy	10.50%
Nemmoco Petroleum	15.75%
Geoenergo	25.00%

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

7/27

Total	100%

* Grove holds a 3.65% interest on behalf of Petro Engineering (Overseas) Limited

The Petisovsci and Dolina fields lie on a large anticlinal structure approximately 18 km in length and are part of a contiguous geological feature which extends east into Hungary. Approximately 40% of the structure is in Slovenia. On the Hungarian side, the Lovaszi field has produced 50 million barrels of oil and 230 Bcf of gas. The Petisovsci-Dolina field area has produced 5.6 million barrels of oil; less than 15% of the volumes produced at Lovaszi.

The Middle Miocene (Badenian) Petisovci-Globocki gas reservoir underlies the Upper Miocene Petisovci-Dolina oil field and was first discovered in 1960 through the drilling of well PG-1. Eight further wells have been drilled with the later five having the benefit of modern logs. The wells produced gas comprising 91% methane, 2.5% C02, no H2S and with some condensate.


Petisovci - Dolina Field
Older Wells (Rd, SP Logs)
Modern Wells with logs
Type Logs Pg-5
Petisovci Globocki gas field outline
Dolina Field
Petisovci Field
Hungary
Petisovci - Dolina oil field outline
Croatia
Slovenia
5158000
5157000
5156000
5155000
5611000
5612000
5613000
5614000
5615000
5616000
0
1000
2000

The Reservoir section consists of some 1,100 m of interbedded sand, siltstone and shales interpreted to be deposited in a turbiditic environment. Low unstimulated formation productivity necessitates hydraulic fracture stimulation to enhance well flow rates. During the 1980's, this work was carried out to a limited extent and with varied success on the existing wells. In a number of instances, the stimulation work has proven the success of hydraulic fracturing with pre- to post-fracture treatment gas rate enhancements up to ten fold being achieved. Post successful stimulation the wells initially produced at rates of 4.0 mmscf/d with decline rates of 15% per annum. Wells PG-1 and PG-5 responded extremely positively to frac treatments and between them have produced ca. 8.5 Bcf of gas from E1 reservoir zone, lying at a depth of some 2700 meters. Independent experts employed by Grove have concluded that operationally the stimulation jobs were designed or executed sub-optimally and in some instances were prematurely aborted, and as such is confident that the implementation of a well managed, well designed fracture program will generate extremely positive results.

To date cumulative gas production from the field has been some 9 Bscf of which 8.5 Bscf has been contributed by wells PG1 and 5 from a single zone, other potential zones have yet to be perforated judiciously.

Pursuant to the Agreements, Grove commissioned Troy Ikoda Limited ("TI"), an independent UK engineering and consulting firm to undertake a technical review of the volumetrics and some of the operational issues associated with the stimulation applied to the wells in the past. The first section of this report is completed; the second component of the report is being undertaken in relation to fracture, design and stimulation. Design work and quotes are currently being sought from Halliburton and Schlumberger. This work will be completed upon evaluation and interpretation of the D-14 well results.

As part of the TI report, Volumetric GIIP (Gas initial in place) estimates were prepared and split into two tables. Table 1 indicates GIIP estimates in tested zones (Zones D and E), and Table 2 indicating estimates in untested zones.

Table 1 – Probabilistic GIIP results - Proven Reservoirs Zones

Zone	P90 Bscf	P50 Bscf	P10 Bscf
D	33.06	70.54	145.14
E1	51.12	88.15	149.73

Table 2 – Probabilistic GIIP results -Untested Reservoir Zones

Zone	P90 Bscf	P50 Bscf	P10 Bscf
A	52.71	104.11	172.7
B	90.24	164.93	267.61
C	41.29	73.68	119.4
E2	44.45	77.55	122.92

Over the past 10 years there has been a significant improvement in frac design, fluid technology, equipment and implementation procedures. As demonstrated by the above GIIP numbers, petrophysical analysis and mud log examination has identified numerous other gas-bearing zones within the existing wells with similar reservoir properties to zone E1. It is anticipated that significantly enhanced flow rates from existing and future wells may be achievable using modern hydraulic fracturing techniques and multiple zone stimulations in these wells.

Commercial Terms

The JVA licencing agreement with Nafta Lendava was signed in March 2001 and its fiscal terms will continue throughout the life of the field. The concession contract is valid for 20 years commencing from 2002.

Under the commercial terms of the JVA with Nafta Lendava, the Foreign Parties will meet 100% of the exploration and development costs and receive 95% of production revenues until payout. Thereafter the Foreign Parties share will drop to 75%. Grove will receive 80% of the Foreign Parties entitlement to hydrocarbons produced from the Reservoirs until such time as it recovers 100% of the money spent implementing the AWP.

The income tax rate is 25% and only relatively small government royalties are incurred (circa US$0.14/bbl for oil and US$0.06/mcf for gas at current exchange rates).

Gas prices in Slovenia are comparable with the surrounding European countries. As virtually all current gas consumed is imported, the import parity price is considered a representative selling price for gas sales from the PG field. Slovenian gas prices averaged US$183/m3 (US$5.18/Mcf) in calendar year 2003. The proximity of pipeline infrastructure and the Nafta Lendava refinery mean that future produced gas and liquids will be readily marketable.

Upon the completion of the recent capital raising of C$6 million and the conversion of C$625,000 of warrants by a Director, Grove Energy Limited has sufficient funding to move forward over the coming months on the PG Gas Field in Slovenia and looks forward to delivering results to shareholders over the coming months.

GROVE ENERGY LIMITED

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, President

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technical and mechanical problems, geological conditions in the reservoir may not result in commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
North America
Phone: +1- 604 669 2099
Fax: +1-604 943 3716
Australia
Phone: +61 (0) 9322 2711
Fax: +61 (0) 93227577
E-Mail:office@groveenergy.com